VIA email & EDGAR

April 23, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       The Lincoln National Life Insurance Company (“Registrant”)
Post-Effective Amendment No. 4
File No. 333-231487

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the above-referenced amendment to the Registration Statement on April 23, 2020. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Registrant, and Lincoln Financial Distributors, Inc., in its capacity as Principal Underwriter, respectfully request that the effective date of the Registration Statement be accelerated and be declared effective on May 1, 2020, or as soon as possible thereafter.

Please contact Scott Durocher at 860-466-1222 with any questions or comments regarding this request.

Sincerely,

The Lincoln National Life Insurance Company (Depositor) /s/ Kimberly A. Genovese By: Kimberly A. Genovese Vice President	Lincoln Financial Distributors, Inc. (Principal Underwriter) /s/ Kimberly A. Genovese By: Kimberly A. Genovese Vice President